Mail Stop 4561

November 13, 2008

Mack Bradley, CEO
Rxbids
4955 South Durango, Suite 223
Las Vegas, NV 89113

      Re: RxBids
             Registration Statement on Form 10/A
             Filed November 10, 2008
             File No. 000-53373

Dear Mr. Bradley:

We have completed our review of your Form 10 and do not have any further comments.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 733-0808
        Leonard E. Neilson, Esq.